Exhibit 99.1

Swift & Company
1770 Promontory Circle
Greeley, CO 80634-9038
TEL: 970-506-8000
FAX: 970-506-8323

Swift & Company
December 18, 2006
John Keir
Australia Meat Holdings Pty Limited
175 Riverview Road
Dinmore Qld 4303
Dear John
Strictly Private & Confidential
Potential Transaction
As you know, confidential preliminary discussions are taking place that may affect AMH’s future. It is possible that those discussions could result in the sale of AMH (either by sale of its assets or shares) or in a merger with or AMH taking over another large stakeholder in the meat industry. At this stage we do not know if these discussions will result in a completed transaction, or the form that the transaction will take (if it occurs).
We believe your leadership through this process is important and propose to offer you the following arrangements.
Transition Payment
In return for your continued support, Swift & Company Inc. (Swift) and Australia Meat Holdings Pty Ltd (AMH) offer that a payment will be made to you on or about 1 January 2007 (the Transition Payment). The amount of the Transition Payment will be 100% of your Package Rate as at 1 January 2007 (from which applicable tax will be deducted). Payment of the Transition Payment is conditional on the following (the Conditions):
(a)	your agreement to work with Swift and AMH to do all that you can to assist with negotiation, planning and implementation of such transaction in respect of AMH as they nominate;

(b)	your agreement to utmost confidentiality in relation to this letter and all such proposals for a transaction (until such time and except to the extent that Swift allow otherwise; you are free to seek your own legal and financial advice in relation to this letter);

(c)	your agreement not to resign or give notice of resignation (except for ill-health) before the earlier of the completion of a transaction or 1 January 2009;

(d)	your agreement to assist with the smooth transition of the role of CEO of AMH as and when requested by Swift;

(e)	your agreement not to become an officer, employee, consultant or advisor of, or to otherwise provide services to, any other participant in the Australian meat industry for a period of two years after you leave the employ of AMH, without the prior consent of Swift (which would not be withheld if you can demonstrate to the reasonable satisfaction of Swift that the circumstances of any such engagement would not have any material effect on Swift or AMH or its successor).
If any of the Conditions (other than (c)) was not fulfilled by you, you would be required to repay the Cooperation Payment.
Completion Payment
Subject to the terms below, if a transaction completes before 1 January 2009, Swift will make an additional payment to you, at or shortly after completion (the Completion Payment). The amount of the Completion Payment will be 200% of your annual Package Rate as at 1 January 2007 (from which applicable tax will be deducted).
The Completion Payment is conditional on the following:
(a)	up to the completion date:
(i)	you do not resign or give notice of resignation; and

(ii)	AMH does not terminate your employment for serious misconduct, including breach of what you undertake pursuant to this letter]; and
(b)	Swift, acting reasonably (and against the benchmark that your level of performance as an employee to date, as known to AMH, has been satisfactory) being satisfied that you have satisfactorily performed your duties (including the Conditions) up to the completion date.
Retention Payment
If a completed transaction does not occur before the earlier of 1 January 2009 or the date you cease to be an employee of AMH by mutual agreement or because of dismissal (other than dismissal for serious misconduct (the Retention Date), Swift or AMH will make a further payment to you (the Retention Payment) on or about the Retention Date. The amount of the Retention Payment will be 200% of your annual Package Rate as at 1 January 2007 (from which applicable tax will be deducted). The Retention Payment is conditional on the following:
(a)	before the Retention Date:
(i)	you do not resign or give notice of resignation (except by agreement); and

(ii)	AMH does not terminate your employment for serious misconduct, (including breach of what you undertake pursuant to this letter); and
(b)	Swift and AMH, acting reasonably (and against the benchmark that your level of performance as an employee to date, as known to AMH, has been satisfactory), being satisfied that you have:
(i)	satisfactorily performed your duties (including the Conditions) up to the Retention Date; and

(ii)	satisfactorily co-operated with AMH and Swift (as you have undertaken to do) in relation to proposals, even though they do not complete.
If a Retention Payment is made, you would no longer qualify for a Completion Payment, even if completion of a transaction occurred subsequently;

Other entitlements and obligations
The amounts offered in this letter do not affect or vary any other existing entitlement or obligation arising under the terms of your employment (including any entitlement you might have in respect of unlawful or unfair dismissal, redundancy, long service leave or accrued leave). If you have any questions about this letter, please do not hesitate to call Jack Shandley. If appropriate, and you so request and AMH/Swift do not thereby incur any additional tax or other detriment, all or part of a Payment may be made by payment of the amount (less applicable tax) to your nominated superannuation fund.
If you agree to the offer in this letter, please sign and email it to Jack Shandley, who will then authorize payment of the Transition Payment.
Yours sincerely

/s/ Sam Rovit
Sam Rovit
President and Chief Executive officer
Swift & Company
I, John Keir accept the above offer and terms.

/s/ John Keir	December 27, 2006
Signature	Date